News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $400,000,000 5.65 Per Cent, Series A Medium Term Notes, due 2008

TORONTO, October 29, 2003 — Bank of Montreal will redeem all of its 5.65 per cent Series A Medium Term Notes (Subordinated Indebtedness), due 2008, on December 1, 2003.

These notes are redeemable at Bank of Montreal’s option from December 1, 2003 at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date. Interest on the notes will cease to accrue from and after the redemption date.

Bank of Montreal cited the high relative yield to current market rates as the main reason for the redemption.

BMO Financial Group — founded in 1817 as Bank of Montreal, Canada’s first bank — is one of the largest financial services providers in North America, offering a broad range of retail banking, wealth management and investment banking products and solutions. BMO serves clients across Canada and in the United States through its Canadian retail arm, BMO Bank of Montreal; BMO Nesbitt Burns, one of Canada’s largest full-service investment firms; Chicago-based Harris Bank, a major U.S. mid-west financial services organization; The Harris wealth management group, and Harris Nesbitt, which provides investment banking services across the U.S..

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1101

Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Lynn Inglis, Toronto, lynn.inglis@bmo.com, (416) 867-5452

Internet: www.bmo.com